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VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Reynolds

RE:	Tumi Holdings, Inc. Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed May 13, 2016 (File No. 001-35495)

Dear Mr. Reynolds:

We are writing on behalf of our client, Tumi Holdings, Inc., a Delaware corporation (“Tumi”), to provide, on a supplemental basis, an updated response to the letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 24, 2016 (the “Comment Letter”), relating to the above Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”), and to our discussion with Hillary Daniels and Brigitte Lippmann of the Staff on May 24, 2016 and our subsequent discussion with Ms. Daniels on May 25, 2016. Set forth below is Tumi’s updated response to the comment raised in the Comment Letter. For the convenience of the Staff, the comment in the Comment Letter is reprinted in bold, italicized text and is followed by Tumi’s response. Capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Preliminary Proxy Statement.

Background of the Merger, page 24

1.

We reissue comment 1 in our April 20, 2016 letter. We note in your response that Tumi believes that the February 16 – March 3, 2016 negotiation period should be viewed as a distinct negotiation, but that you disclose on page 26 that on November 10, 2015 the Tumi board

Division of Corporation Finance

May 26, 2016

determined to proceed with negotiations with Samsonite on the basis of the $26.75 per share proposed by Samsonite. Please discuss in this section of the filing the price negotiations during the past two years that led the board to accept the final offer of $26.75 per share when it “was aware of the ‘indicative value’ discussed in Samsonite’s May 12, 2015 indication of interest and the ranges discussed in the September 1, 2015 letter from Samsonite,” as stated on page 33. See Item 1005(b) of Regulation M-A.

Further to the aforementioned discussions with the Staff and consistent with the existing disclosure in the Preliminary Proxy Statement, in response to the Staff’s comment, we respectfully reiterate the following:

•	While the “indicative value” discussed in Samsonite’s May 12, 2015 indication of interest and the ranges discussed in the September 1, 2015 letter from Samsonite exceeded the ultimate $26.75 per share offer made on February 27, 2016, such values or ranges had never been in the form of a definitive offer susceptible of acceptance.

•	Furthermore, in the negotiations between the parties in early November 2015, Samsonite initially indicated a price of $26.00 per share, which ultimately led to Samsonite’s “best and final” proposal on November 9, 2015 of $26.75 per share. Again, however, such offer was part of ongoing negotiations between the parties and was not in a form of a definitive offer susceptible of acceptance. No such definitive offer materialized in 2015 in light of Samsonite’s inability to receive financing commitments on reasonable terms due to then prevailing debt market conditions.

•	During the February 16 – March 3, 2016 negotiation period, Samsonite presented a “best and final offer of $26.75 per share” on February 27, 2016 and, on March 3, 2016, presented a merger agreement that had been unanimously approved by its board of directors and provided Tumi with a copy of a commitment letter for the financing capable of execution by Samsonite concurrently with the execution of the merger agreement. Only at that point was there a definitive offer from Samsonite susceptible of acceptance by Tumi.

•	During its review on March 3, 2016 of that definitive offer and Tumi’s strategic and financial alternatives, Tumi’s board of directors determined that such alternatives were not sufficiently likely to produce, on a risk-adjusted basis, values that would materially exceed the current all-cash consideration then being offered by Samsonite, which determination was one of the factors considered by Tumi’s board of directors in concluding to recommend that Tumi’s stockholders vote in favor of adoption of the merger agreement. In doing so, Tumi’s board of directors also was aware of the changes in the Company’s operations and prospects, the industry and general economic and financial conditions since the values or ranges described in the first bullet above were discussed, as well as the termination of negotiations in October 2015 and December 2015.

On the basis of the foregoing and the other disclosure in the Preliminary Proxy Statement, Tumi believes that it has fully complied with the provisions of Item 14(b)(7) of the proxy rules and Item 1005(b) of the Regulation M-A with respect to past contacts, transactions and negotiations.

Division of Corporation Finance

May 26, 2016

In connection with our response on behalf of Tumi, attached as Exhibit A hereto, is a written statement by Tumi acknowledging that:

•	Tumi is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Tumi may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information regarding the foregoing, please call me at (212) 735-2526 or my colleague, Timothy M. Fesenmyer, at (212) 735-2854.

Sincerely,

/s/ Thomas H. Kennedy
Thomas H. Kennedy

cc:	Jerome S. Griffith
Peter L. Gray
Tumi Holdings, Inc.

David J. Goldschmidt
Timothy M. Fesenmyer
Skadden, Arps, Slate, Meagher & Flom LLP

Exhibit A

1001 Durham Avenue
South Plainfield, NJ 07080
T:908.756.4400 | TUMI.com

May 26, 2016

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Reynolds

RE:	Tumi Holdings, Inc. Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed May 13, 2016 (File No. 001-35495)

Dear Mr. Reynolds:

In connection with the letter, dated the date hereof, provided as correspondence via EDGAR on behalf of Tumi Holdings, Inc., a Delaware corporation (“Tumi”), by our counsel, Skadden, Arps, Slate, Meagher & Flom LLP, as an updated response to the letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 24, 2016, relating to the above Preliminary Proxy Statement on Schedule 14A, Tumi hereby acknowledges that:

•	Tumi is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Tumi may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance regarding this matter. Please contact the undersigned at 908.222.7840 should you require further information or have any questions.

Very truly yours,

Peter L. Gray
Executive Vice President, General Counsel and Secretary